

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Timothy Rogers
Chief Financial Officer
Alterola Biotech, Inc.
47 Hamilton Square Birkenhead Merseyside
CH41 5AR United Kingdom

> **Re: Alterola Biotech, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 19, 2021**
> **File No. 333-260340**

Dear Mr. Rogers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Doney, Esq.